FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the month of May 2002


                          KNIGHTSBRIDGE TANKERS LIMITED
                 (Translation of registrant's name into English)

                               Par-la-Ville Place
                              14 Par-la-Ville Road
                                 Hamilton, HM 08
                                     Bermuda
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F  X    Form 40-F
                                      -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes      No  X
                                -----   -----

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Set forth herein are the Letter from the Chairman of the Board, Notice of Annual General Meeting of Shareholders and Proxy Statement of Knightsbridge Tankers Limited (the "Company"), as the same were first mailed on or about May 13, 2002 to the holders of the Company's common shares, par value $0.01.


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                              [KNIGHTSBRIDGE LOGO]


                             TO THE SHAREHOLDERS OF
                          KNIGHTSBRIDGE TANKERS LIMITED


         Enclosed is a Notice of the Annual General Meeting of Shareholders (the "Notice") of Knightsbridge Tankers Limited (the "Company") that will be held at Cedar House, 41 Cedar Avenue, Hamilton, Bermuda on Monday June 17, 2002 at 11:00 a.m. (Bermuda time).

         At this Annual General Meeting (the "Meeting"), shareholders of the Company will consider and vote upon a proposal (1) to elect a total of five Directors to serve until the next Annual General Meeting of Shareholders; and
(2) to approve the re-appointment of Deloitte & Touche AB as the Company's independent auditors and to authorize the Board of Directors to set the auditors' remuneration.

         You are cordially invited to attend the Meeting in person. Whether or not you plan to attend the Meeting, please sign, date and return as soon as possible the enclosed proxy in the enclosed stamped, self-addressed envelope. If you attend the Meeting, you may revoke your proxy and vote your shares in person.

         IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE GENERAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS LISTED IN THE PROXY STATEMENT.

                                       Very truly yours,

                                       Ola Lorentzon
                                       Chairman


Knightsbridge Tankers Limited
Investor Relations
P.O. Box HM 1593                       Knightsbridge Tankers Limited
Hamilton, Bermuda                      Registered Office
Telephone: +1 (441) 295-0182           Par-la-Ville Place, 14 Par-la-Ville Road
Telefax: +1 (441) 295-3494             Hamilton, HM 08, Bermuda
www.knightsbridgetankers.com

                              [KNIGHTSBRIDGE LOGO]


                          KNIGHTSBRIDGE TANKERS LIMITED
                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
                                  JUNE 17, 2002


NOTICE IS HEREBY given that the Annual General Meeting of Shareholders of Knightsbridge Tankers Limited (the "Company") will be held on Monday June 17, 2002 at 11:00 a.m., Bermuda time, at Cedar House, 41 Cedar Avenue, Hamilton, Bermuda for the following purposes, all of which are more completely set forth in the accompanying proxy statement:

1. To receive the Company's audited consolidated financial statements for the year ended December 31, 2001.

2. To elect a total of five Directors to serve until the end of the next Annual General Meeting of Shareholders or until their respective successors are duly elected.

3. To re-appoint Deloitte & Touche AB as the Company's independent auditors and to authorize the Board of Directors to set the auditors' remuneration.

4. To transact other such of business as may properly come before the meeting or any adjournment thereof.

The Board of Directors has fixed the close of business on May 10, 2002, as the record date for the determination of the shareholders entitled to receive notice of the Annual General Meeting or any adjournment thereof.

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL GENERAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOUR OF ALL THE PROPOSALS LISTED IN THE PROXY STATEMENT.

In the event you decide to attend the meeting, you may revoke your proxy and vote in person.

                                    BY ORDER OF THE BOARD OF DIRECTORS

                                    Kate Blankenship
                                    Secretary

Dated:   May 13, 2002

                              [KNIGHTSBRIDGE LOGO]


                          KNIGHTSBRIDGE TANKERS LIMITED
                               PAR-LA-VILLE PLACE
                              14 PAR-LA-VILLE ROAD
                             HAMILTON HM 08, BERMUDA
                             ----------------------

                                 PROXY STATEMENT
                                       FOR
                     ANNUAL GENERAL MEETING OF SHAREHOLDERS
                       TO BE HELD ON MONDAY, JUNE 17, 2002
                              ---------------------

                 INFORMATION CONCERNING SOLICITATION AND VOTING

         The enclosed proxy is solicited on behalf of the Board of Directors (the "Board" or "Directors") of Knightsbridge Tankers Limited, a Bermuda company (the "Company"), for use at the Annual General Meeting of Shareholders to be held at Cedar House, 41 Cedar Avenue, Hamilton, Bermuda on Monday, June 17, 2002, at 11:00 a.m. local time (the "Meeting"), or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual General Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to receive notice of the Meeting, on or about May 13, 2002.

         The outstanding shares of the Company at May 10, 2002 (the "Record Date"), consisted of 17,100,000 common shares, par value $0.01 (the "Common Shares"). Each shareholder of record at the close of business on the Record Date is entitled to receive notice of the Meeting and to one (1) vote for each Common Share then held. One-third of the outstanding Common Shares shall constitute a quorum at the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.

         The Common Shares are listed on the National Market under the symbol "VLCCF."

         A shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company's principal office, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08 Bermuda, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. All Common Shares of the Company represented by valid proxies received pursuant to this solicitation, and not revoked, will be voted at the Meeting.

         In the event there are not sufficient votes for approval of any of the matters to be voted upon at the Annual General Meeting, the Meeting may be adjourned in order to permit further solicitation of proxies.

         The form of proxy provides a space for you to withhold your vote for each of the nominees for the Board of Directors if you choose to do so. You are urged to indicate the way you wish to vote on each matter in the space provided. If no space is marked, it will be voted by the proxies named therein (1) FOR the election of Directors as set forth below, (2) FOR re- appointment of Deloitte & Touche AB as independent auditors and to authorize the Board of Directors to fix the auditors' remuneration; and (3) in such persons' discretion upon such other business as may properly come before the meeting.

         ICB Shipping (Bermuda) Ltd., the Manager of the Company, will bear the cost of the solicitation of proxies and will reimburse brokerage houses and other custodians, fiduciaries and nominees for their expenses in sending solicitation material to their principals. In addition to the solicitation of proxies by the use of the mails, proxies may also be solicited by the Directors, officers and employees of the Company by telephone, cable and personal interviews. Directors, officers and employees of the Company who solicit proxies will not receive additional compensation therefore.

--------------------------------------------------------------------------------

                      PRESENTATION OF FINANCIAL STATEMENTS

         In accordance with Section 84 of the Companies Act 1981 of Bermuda, the audited consolidated financial statements of the Company for the year ended December 31, 2001 will be presented at the Meeting. These statements have been approved by the Directors of the Company. There is no requirement under Bermuda law that such statements be approved by shareholders, and no such approval will be sought at the Meeting.

The audited consolidated financial statements of the Company for the year ended December 31, 2001 will be provided to Shareholders by inclusion in the Annual Form 20-F which will be mailed to shareholders on or about May 13, 2002.

--------------------------------------------------------------------------------

                                COMPANY PROPOSALS

                       PROPOSAL 1 - ELECTION OF DIRECTORS

         Pursuant to the Company's Bye-laws the number of Directors of the Company has been set at five. As provided in the Company's Bye-laws, each Director is elected at each Annual General Meeting of Shareholders and shall hold office until the next Annual General Meeting following his election or until his successor is elected.

         The Board has nominated the five persons listed below for selection as Directors of the Company. All nominees are presently members of the Board of Directors.

         Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following five nominees. It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees are unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board of Directors may recommend.


Nominees For Election To The Company's Board Of Directors

         Information concerning the nominees for Directors of the Company is set forth below:

Name                          Age   Director Since    Position with the Company
--------------------------    ---   --------------    --------------------------

Ola Lorentzon                 52         1996         Director, Chairman

Tor Olav Tr0im                39         2000         Director and Vice-Chairman

Douglas C. Wolcott            70         1996         Director

David M. White                61         1996         Director

Timothy Counsell              43         1998         Director


Ola Lorentzon has been a director of the Company since September 18, 1996 and Chairman since May 26, 2001. From September 18, 1996 to May 26, 2000 he was also Deputy Chairman and Treasurer. Mr. Lorentzon has been a director and President of ICB Shipping AB since 1987. Mr. Lorentzon has been Managing Director of Frontline Management, a wholly-owned subsidiary of Frontline Ltd., a publicly listed Bermuda company ("Frontline"), since April 3, 2000. Mr. Lorentzon is also a director of the United Kingdom Protection and Indemnity Club.

Tor Olav Tr0im has been a director, Deputy Chairman and Chief Executive Officer of the Company since May 26, 2000 and a director of Frontline since July 1, 1996. Mr. Tr0im also serves as a director of Frontline AB, ICB Shipping AB and Frontline Management, all subsidiaries of Frontline. Mr. Tr0im also serves as a consultant to Sea Tankers. He is a director of Aktiv Inkasso ASA and Northern Oil ASA Ltd, both Norwegian, Oslo Stock Exchange listed companies. He is also a director of Golar LNG Limited and Northern Offshore Ltd., both Bermuda companies listed on the Oslo Stock Exchange. Prior to his service with Frontline, from January 1992, Mr. Tr0im served as Managing Director and a member of the Board of Directors of DNO AS, a Norwegian oil company.

Douglas C. Wolcott has been a director of the Company since September 18, 1996. Mr. Wolcott has also served as President of Chevron Shipping Corporation until 1994. Mr. Wolcott previously served as Deputy Chairman and Director of the United Kingdom Protection and Indemnity Club and as a director of London & Overseas Freighters Limited. He is currently a director of the American Bureau of Shipping and One Mind Connect, Inc.

David M. White has been a director of the Company since September 18, 1996. Mr. White has also served as a director of NatWest Equity Primary Markets Limited from January 1992 to March 1996, and was previously a director of both NatWest Markets Corporate Finance Limited and NatWest Markets Securities Limited until December 1991.

Timothy Counsell has been a director of Knightsbridge Tankers Limited since March 27, 1998. Mr. Counsell has been a partner of the law firm of Appleby, Spurling & Kempe, Bermudian counsel to the Company and the Manager, and has been with that firm since 1990.

         Messrs. Wolcott and White are members of the Audit Committee of the Board of Directors.

         The approval of this proposal will require a majority of the votes cast at the Meeting.

         The Board of Directors unanimously recommends a vote in favour of the proposed directors.

               PROPOSAL 2 - RE-APPOINTMENT OF INDEPENDENT AUDITORS

         At the Meeting, the Board will ask the shareholders to approve the re-appointment of Deloitte & Touche AB as the Company's independent auditors and to authorize the Board of Directors to fix the auditors' remuneration. Audit services provided by Deloitte & Touche AB in fiscal year 2001 included the examination of the consolidated financial statements of the Company and its subsidiaries.

         Deloitte & Touche AB advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company's independent auditors.

         All services rendered by the independent auditors are subject to review by the Audit Committee.

         The approval of this proposal will require a majority of the votes cast at the Meeting.

         The Board of Directors unanimously recommends a vote for approval of the re-appointment of Deloitte & Touche AB as independent auditors of the Company and to authorize the Board of Directors to fix the auditors' remuneration.

                                OTHER INFORMATION

         Management knows of no business that will be presented for consideration at the Annual General Meeting other than that stated in the Notice of Annual General Meeting. Should any additional matters come before the Annual General Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgement of the person or persons named in the proxy.


                                                      By Order of the Directors

                                                      Kate Blankenship
                                                      Secretary

May 13, 2002
Hamilton, Bermuda

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                          KNIGHTSBRIDGE TANKERS LIMITED
                                  (registrant)




Dated:  May 13, 2002                                  By: /s/ Ola Lorentzon
                                                         -------------------
                                                            Ola Lorentzon
                                                            Chairman

01655.0002 #324334